United States securities and exchange commission logo





                            August 12, 2020

       David Morris
       Chief Financial Officer
       RBB Bancorp
       1055 Wilshire Boulevard
       Suite 1200
       Los Angeles, California 90017

                                                        Re: RBB Bancorp
                                                            Form 10-K for
Fiscal Year Ended December 31, 2019
                                                            Filed March 17,
2020
                                                            File No. 001-38149

       Dear Mr. Morris:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2019

       Risks Related to an Investment in Our Common Stock, page 48

   1. We note disclosure on page 51 that as a result of being an emerging growth company, you are permitted to take
advantage of an extended transition period to comply with new or revised accounting
standards applicable to public companies but that you have irrevocably
                                                        "opted out" of this
provision and will comply with new or revised accounting standards to the same extent that
compliance is required for public business entities. We note similar disclosure on page 46
of your Form S-1, filed on June 28, 2017. We also note disclosure regarding the adoption
of recent accounting pronouncements that indicates that you have or will adopt the new
standard using extended transition dates (e.g. ASU 2016-13). Please identify for us each
material new or revised accounting standard that should have been adopted by public
business entities during 2017, 2018, 2019 or 2020 and tell us the transition provisions
you used to adopt the standard, i.e., early adopted, adopted using
 David Morris
RBB Bancorp
August 12, 2020
Page 2
         effective dates applicable to a public business entity, or adopted (or plan to adopt) using an extended transition period available to an emerging growth company. If you have not adopted the standard using effective dates applicable to a public business entity, please tell us how your current accounting policies and disclosure are consistent with US GAAP since your election to opt out of the extended transition period is irrevocable pursuant to
         Section 107(b)(3) of the JOBS Act. Please refer to Question 13 of the Jumpstart Our
         Business Startups Act Frequently Asked Questions available at https://www.
sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Michael Volley,
Staff Accountant, at (202) 551-3437 with any questions.



FirstName LastNameDavid Morris                                  Sincerely,
Comapany NameRBB Bancorp
                                                                Division of
Corporation Finance
August 12, 2020 Page 2                                          Office of
Finance
FirstName LastName